Filed by C&J Energy Services, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: C&J Energy Services, Inc.

Commission File No: 001-35255

THE FOLLOWING INFORMATION WAS INCLUDED IN THE C&J EMPLOYEE NEWSLETTER, WHICH WAS MAILED TO ALL C&J EMPLOYEES ON AUGUST 8, 2014, AND SUBSEQUENTLY EMAILED TO ALL C&J EMPLOYEES ON AUGUST 11, 2014.

Combination With Nabors’ Completion and Production Services Moves C&J into the Top Tier of Service Providers

On June 25, C&J Energy Services signed an agreement to acquire Nabors’ Completion and Production Services businesses, which is known as “NCPS.” The combination of C&J Energy Services and NCPS will create the fifth largest completion and production services provider in North America, with operations spread across the United States and into Western Canada. We will also gain the size, scale and resources to grow even further. Some key stats about our combined operations include:

•	Approximately 1.1 million hydraulic fracturing horsepower

•	Approximately 1,500 fluid management trucks

•	683 workover rigs

•	+ 100 wireline trucks

•	+ 35 coiled tubing units

•	+ 70 cementing trucks

•	+ 10,000 talented employees

C&J’s Founder, Chairman and Chief Executive Officer Josh Comstock stated, “This is a transformational opportunity for C&J. Combining with NCPS will make us bigger and better equipped to serve our customers; it enables us to introduce our services to new customers and new areas; and it enhances our ability to further grow, both here in the United States and internationally. C&J has always been a high-energy entrepreneurial company with many opportunities for career growth and development. Our bigger scale and new service offerings will give our employees new opportunities, including the opportunity to work in other geographic areas and the ability to gain experience with other business lines.”

The addition of NCPS means that we will have greater capacity to provide our hydraulic fracturing, coiled tubing and wireline services, and we will be able to offer new services to our customers with the addition of NCPS’ cementing and production services. We will have the largest fluid services fleet and the second largest well servicing operations in the U.S. Our geographic footprint will include a significant presence in all major U.S. basins, which will allow us to immediately introduce C&J into areas where we are not currently operating. For example, following the transaction, our hydraulic fracturing capabilities will extend to prolific basins such as the Bakken and the Marcellus where C&J does not currently offer these services.

C&J and Nabors will remain closely aligned after completing this transaction through a global alliance agreement. This relationship will give C&J the opportunity to partner with an established and well-regarded global drilling entity, on future international, turnkey projects. We are eager to leverage our increased resources, complimentary business lines and diversified service offerings to support further growth and expand our operations around the globe.

Message from Chief Operating Officer Don Gawick

We are excited about the pending acquisition of Nabors’ Completion and Production Services businesses (referred to as “NCPS”). We see a great deal of upside from the addition of these tremendous assets. This strategic combination will take our company to the next level. Together we will be a top-tier, large scale, diversified completion and production services provider operating across the U.S. and into Western Canada. With our bigger scale and diversified service offerings will come new opportunities to further grow our business, as well as opportunities for our employees to further develop their career paths.

We look forward to leveraging the considerable strengths of each company. Our suite of best in class completion services will expand dramatically as we see our equipment capacity, geographic footprint and customer base increase. The lack of significant overlap among our top customers will create new opportunities. All of our existing service lines will grow. We also are adding an entirely new service line, cementing, which will fall under the completions services umbrella. The addition of NCPS’ industry-leading production services will also bring meaningful diversification to our operations, and we will be the number one fluids hauling business and the number two well servicing business in the U.S. We anticipate that the Production business will continue to operate as an independent service line.

We believe that the increased scale, geographic reach and service capabilities provided by this acquisition will provide a major entry into new markets for many of our services. For example, California, the Rockies, the Mid Continent and western Canada all represent new growth opportunities for a number of C&J services and we will also add significant additional capacity to our existing completions operations in numerous basins.

Important Reminders

Please note that we must not let the upcoming combination with NCPS affect our day-to-day service delivery, quality and safety. Every effort is being made to keep this process completely isolated from our ongoing operations. Remember that superior service execution and ongoing safety processes are our number one priority.

The combining of our companies is currently not expected to be finalized until close to year’s end. The exact date cannot be predicted at this time, as it is contingent on certain closing conditions, including regulatory and shareholder approval. Until certain conditions are met, we are obligated by law not to begin any coordination of activities with Nabors entities or employees. We will keep you informed as we work towards closing

Currently, the C&J integration team is working diligently to make sure that we will have a smooth transition. The team will take steps to assure that our combined teams are coherent, our job responsibilities are clear and aligned, and that our teams are provided with the resources they need.

Starting soon, everyone will receive regular communications about the details of the integration. In the meantime, we urge all employees to stay focused on their ongoing work activities.

Overview of Nabors Completion & Production Services

Nabors Completion & Production Services

•	Diversified provider of completion and production services

•	Broad footprint and significant presence in all basins across the U.S. and into Western Canada

•	Over 800,000 horsepower pressure pumping capacity

•	Second largest workover rig fleet in the U.S.

•	Largest fluids management fleet in the U.S.

Completion Services Overview

	C&J Energy Services	Nabors Completion Services	Combined
Horsepower (000)	340	800+	1,150+
Wireline Trucks	77	30+	100+
Coiled Tubing Units	23	15	38
Cementing Units	—	70+	70+

Notes: Data as of 7/7/2014

1)	Does not include international assets, assets to be sold, or assets under refurbishment.

Production Services Overview

	U.S.	Canada	Total
Workover Rigs	518	165	683
Fluid Trucks	1,483	—	1,483
Frac Tanks	5,266	—	5,266
Salt Water Disposal Facilities	29	—	29

Notes: Data as of 7/7/2014

1)	Spears & Associates April 2014 Oilfield Market Report.

FAQ: Acquisition of Nabors’ Completion and Production Services Businesses

Is this a merger or an acquisition? Are we really acquiring part of Nabors or is Nabors acquiring us?

C&J has signed an agreement to acquire the Production and Completion Services business of Nabors, which we refer to as NCPS. We will not be taking on any of Nabors’ drilling business.

Once closed, our combined company will continue as C&J Energy Services, operating C&J’s existing assets together with the NCPS assets, and we will maintain the C&J logo, colors and brand. Josh Comstock will continue to serve as Chief Executive Officer, along with the current executive officers of C&J. Our corporate headquarters will remain in our current offices in Houston.

Nabors’ decision to entrust C&J with this significant business is a testament to the strength and strategy of our company. Additionally, Nabors’ commitment to and decision to partner with C&J, including as a 53% equity investor, as well as through a global alliance agreement that will allow us to partner with them on future international projects, is further testament to our company. We are proud to have the opportunity to partner with such an established and well-regarded global drilling company.

Why are we acquiring Nabors’ Production and Completion Services?

C&J’s acquisition of NCPS creates a leading, large-scale, diversified completion and production services provider, enabling C&J to leapfrog most of its peers to become the fifth-largest completion and production services provider in North America. This transaction will rapidly accelerate our long-term growth strategy, immediately expanding our operations and giving us a presence in all of the major oil and gas basins in the U.S. It will also open new opportunities for future growth both in the U.S. and internationally.

When will the transaction be finalized?

We hope to close this transaction as soon as the end of the year. The exact date cannot be predicted at this time, as it is contingent on certain closing conditions, including regulatory and stockholder approval. We will keep you informed as we work towards closing.

What are the integration plans?

We have assembled an integration team that is in the process of developing robust integration plans that will ensure a smooth transition for both C&J’s and NCPS’ employees, businesses and customers.

Although integration planning is already underway, integration implementation will not begin until the acquisition is closed. Until finalized, both companies will continue to be managed independently. It is important that during this time you remain focused on your job and continue to operate as normal to best serve our customers.

Will our company name change? Will we keep the C&J logo and colors?

We will continue to operate under the C&J Energy Services name and we will maintain the C&J logo, colors and brand. The C&J logo will continue to be on our equipment, uniforms, facilities and all other branded resources.

How will employees benefit from this deal?

We believe that this transaction represents an exciting opportunity for each of our employees, as well as those employees that join us from NCPS. The employees of both C&J and NCPS are critical in this transaction and once finalized you will be working for one of the preeminent oilfield services companies in North America.

We are confident that all of our employees will benefit from working for a larger company with enhanced financial resources, expanded operations and improved growth prospects, both in the U.S. and around the globe. Employees will be given the opportunity to grow along with the company. C&J has always been a high-energy entrepreneurial company with many opportunities for career growth and development. We believe that our greater scale and enhanced services will create new opportunities for employees to do new things, work in different areas and expand their knowledge base and careers.

Will salaries or benefits change?

Until the transaction is completed, your salary and benefits will remain unchanged (aside from any changes occurring as a matter of ordinary course).

Discussions about our approach to employee compensation and benefits following the transaction will occur during the integration planning process. At this stage in the process, we cannot make any definitive statements. We intend to take a positive approach, capitalizing on the strength of each company, to create optimal benefits packages for our employees. When we do have updates, employees will hear about them in a timely manner.

What will happen to my C&J common stock? What about options and restricted stock?

Employees who own C&J common stock will receive one share of common stock in a new entity that is being formed in connection with this transaction (which we refer to as “New C&J”) in exchange for each share of C&J common stock that they own at the time of closing.

Similarly, employees who own C&J restricted stock will receive shares of restricted stock in New C&J in exchange for the C&J restricted stock that they own at the time of closing. And, employees who own C&J stock options will receive stock options in New C&J in exchange for the C&J stock options that they own at the time of closing. The New C&J restricted stock and stock options will have an equivalent value and the same terms and conditions (vesting schedule, etc.) as your existing C&J restricted stock and stock options.

Once we finalize the transaction, New C&J will be named “C&J Energy Services” and will include both existing C&J and NCPS. We anticipate that New C&J’s common stock will be traded on the NYSE under the ticker symbol “CJES.”

Will the company culture change?

One of the benefits of this transaction is the complimentary nature of the two businesses, including their commitment to hard work and dedicated customer service. Although some changes are inevitable as we integrate our companies, we will maintain our core values and operating philosophy, which we recognize are two of the things that make C&J such a great place to work. Together we will continue:

•	Providing unique value-added solutions

•	Delivering superior customer service

•	Producing high-performance equipment

•	Executing with exceptional levels of safety, efficiency and service quality

If you have questions, please submit them

by email to our dedicated mailbox:

AskC&J@cjenergy.com

For further information, contact:

Debbie Johnson

Director, Human Resources

C&J Energy Services, Inc.

debbiejohnson@cjenergy.com

But I like C&J the way it is now. I know growth is good, but will our larger size and scale bring more bureaucracy and regulations like what we see in other major service companies? Will C&J lose the energy and flexibility that makes it such a great place to work?

C&J’s entrepreneurial spirit is what made this company what it is today and this transaction will not change our core. C&J will continue to be a place where employees are valued for who they are and what they bring to the table. While there will be changes due to growth and expansion, C&J is committed to maintaining the spirit that makes us such a dynamic organization. We will continue to seek and find the best ways of doing business. We look forward to welcoming our new NCPS colleagues and integrating them into our growing company.

How will this impact our service to customers?

This transaction is not expected to affect our operations or service offerings at this time. All aspects of the business will continue to operate as normal to best serve our customers. Over time, our customers will benefit from our enhanced ability to provide more services, in more places.

What does this transaction mean to me as an employee? How will this impact my day-to-day activities? Will my job change?

Most employees are expected to experience very little change in their day-to-day responsibilities. The proposed combination of our companies is not expected to affect operations or responsibilities at this time. All aspects of the business will continue to operate as normal to best serve our customers and provide the same excellent level of service and safety that our customers have come to expect from us.

Until closing, we need to continue to vigorously compete with our competitors in the market, including Nabors/NCPS, every day. To avoid certain regulatory issues, please do not initiate contact with any Nabors/NCPS employees. We ask all of you for your support in ensuring that our operations continue to operate safely and reliably. It is important that we all stay focused and serve our customers at the same high level to which they have become accustomed.

Following closing, we will focus on integrating our companies. Discussions about the best approach to positions and responsibilities post-closing will occur during the integration planning process. When we do have updates, employees will hear about them in a timely manner.

Will I still report to the same person and work with the same employees?

We anticipate that most of our employees will remain in the same roles that they are in today. Please continue reporting to your current manager. Discussions about the best approach to positions and responsibilities post-closing will occur during the integration planning process. If any changes are made to the reporting structure, we will inform you in a timely manner.

How will this impact our current and planned operations?

For now, it is business as usual. At this time, we do not anticipate any changes with respect to our ongoing business plans or operations.

Will any employees be laid off?

The primary motivation for combining with NCPS is to accelerate the growth strategy we have been working on together for the past several years. One of the many benefits of combining with NCPS is the addition of new service offerings, including cementing and a suite of production services, plus we are strengthening our capabilities for our hydraulic fracturing, coiled tubing and wireline services.

NCPS’ completion services are complimentary to C&J’s, with a focus in many areas where we do not currently operate. For example, NCPS’ hydraulic fracturing services are well-established in the Bakken and the Marcellus, where C&J does not currently offer these services. There is also very little overlap between C&J’s top customers and NCPS’ top customers. Both C&J and NCPS already have highly efficient completion services organizations and we believe that for the majority of employees there will be little duplication in job functions.

As part of the integration process, we will be conducting a thorough review of each position to evaluate how it will fit into the combined company structure. Any potential duplication in responsibilities will be carefully considered during the integration planning process. Our commitment is to inform you as soon as possible when decisions are made.

C&J and NCPS have facilities in some of the same cities. Will any facilities be closed? And if so, which ones?

An assessment of areas where our facilities overlap with NCPS will occur during the integration planning process. Where it makes sense, we anticipate that we will consolidate some of the offices and facilities following the closing of the transaction. Our commitment is to inform you as soon as possible when decisions are made.

Will any employees have to be relocated?

Discussions about the approach to any potential employee relocations will occur during the integration planning process. At this stage in the process, we cannot make any definitive statements. Our commitment is to inform you as soon as possible when decisions are made.

What should I say to my customers?

From now until closing, it is business as usual as it pertains to the relationships with our customers. Please inform your customers that until the transaction closes, C&J and NCPS are still operating as two separate, independent entities. We do not expect the combination of our companies to be complete until the end of the year. C&J and NCPS cannot package or otherwise offer our combined services until the transaction is complete. We look forward to discussing our expanded service offerings with our customers in greater detail upon closing of the transaction.

I have a lot of concerns about this transaction and need to speak with someone. Whom may I speak with?

Working to bring two organizations together can be stressful. We understand that our employees want to know the impact of the integration in a timely manner and every effort will be made to minimize the period of uncertainty. We will communicate with employees as openly and honestly as possible as integration plans develop.

You should speak with your immediate supervisor, your HR contact or our HR Director, Debbie Johnson (debbiejohnson@cjenergy.com). We also have created a dedicated email address that you can go to and post a question about this transaction: AskC&J@cjenergy.com. We will review questions submitted, respond as we are able, and will make answers available for everyone in upcoming communications.

If you have questions, please submit them

by email to our dedicated mailbox:

AskC&J@cjenergy.com

For further information, contact:

Debbie Johnson

Director, Human Resources

C&J Energy Services, Inc.

debbiejohnson@cjenergy.com

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, Nabors Red Lion Limited (“Red Lion”), a subsidiary of Nabors Industries Ltd. (“Nabors”), will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which will include a prospectus of Red Lion and a proxy statement of C&J Energy Services, Inc. (“C&J”). Nabors, Red Lion and C&J also plan to file other documents with the SEC regarding the proposed merger. After the registration statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to the stockholders of C&J. INVESTORS AND SECURITY HOLDERS OF C&J ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE PROPOSED MERGER THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Red Lion and C&J, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Nabors and Red Lion will be available free of charge on Nabors internet website at www.nabors.com under the tab “Investor Relations” and then under the tab “SEC Filings” or by contacting Nabors’ Investor Relations Department at 281-775-8038. Copies of the documents filed with the SEC by C&J will be available free of charge on C&J’s internet website at www.cjenergy.com under the tab “Investor Relations” and then under the tab “SEC Filings” or by contacting C&J’s Investor Relations Department at 713-260-9986.

Participants in the Solicitation

C&J, its directors and certain executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of C&J in connection with the proposed transaction. Information about the directors and executive officers of C&J is set forth in C&J’s proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 10, 2014. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. Free copies of these documents can be obtained using the contact information above.

Forward-Looking Statements and Cautionary Statements

This news release (and any oral statements made regarding the subjects of this release, including on the conference call announced herein) contains certain statements and information that may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, that address activities, events or developments that we expect, believe or anticipate will or may occur in the future are forward-looking statements. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “plan,” “estimate,” “project,” “forecasts,” “predict,”

“outlook,” “aim,” “will,” “could,” “should,” “potential,” “would,” “may,” “probable,” “likely,” and similar expressions, and the negative thereof, are intended to identify forward-looking statements. Without limiting the generality of the foregoing, forward-looking statements contained in this press release specifically include statements, estimates and projections regarding the effects of the proposed Nabors’ Completion and Production Services businesses (“NCPS”) transaction, our business outlook and plans, future financial position, liquidity and capital resources, operations, performance, acquisitions, returns, capital expenditure budgets, costs and other guidance regarding future developments. For example, statements regarding future financial performance, future competitive positioning and business synergies, future acquisition cost savings, future accretion to earnings per share, future market demand, future benefits to stockholders, future economic and industry conditions, the proposed merger (including its benefits, results, effects and timing), and whether and when the transactions contemplated by the merger agreement for the proposed NCPS transaction will be consummated, are forward-looking statements within the meaning of federal securities laws.

Forward-looking statements are not assurances of future performance. These forward-looking statements are based on management’s current expectations and beliefs, forecasts for our existing operations, experience, and perception of historical trends, current conditions, anticipated future developments and their effect on us, and other factors believed to be appropriate. Although management believes that the expectations and assumptions reflected in these forward-looking statements are reasonable as and when made, no assurance can be given that these assumptions are accurate or that any of these expectations will be achieved (in full or at all). Moreover, our forward-looking statements are subject to significant risks and uncertainties, many of which are beyond our control, which may cause actual results to differ materially from our historical experience and our present expectations or projections which are implied or expressed by the forward-looking statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: the failure of the stockholders of C&J to approve the proposed NCPS transaction; the risk that the conditions to the closing of the proposed NCPS transaction are not satisfied; the risk that regulatory approvals required for the proposed NCPS transaction are not obtained or are obtained subject to conditions that are not anticipated; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed NCPS transaction; uncertainties as to the timing of the proposed NCPS transaction; competitive responses to the proposed NCPS transaction; costs and difficulties related to the integration of C&J’s business and operations with the NCPS business and operations; the inability to obtain or delay in obtaining cost savings and synergies from the proposed NCPS transaction; unexpected costs, charges or expenses resulting from the proposed NCPS transaction; the outcome of pending or potential litigation; the inability to retain key personnel; uncertainty of the expected financial performance of C&J following completion of the proposed NCPS transaction; any changes in general economic and/or industry specific conditions; risks relating to economic conditions; volatility of crude oil and natural gas commodity prices; delays in or failure of delivery of current or future orders of specialized equipment; the loss of or interruption in operations of one or more key suppliers or customers; oil and gas market conditions; the effects of government regulation, permitting and other legal requirements, including new legislation or regulation of hydraulic fracturing; operating risks; the adequacy of our capital resources and liquidity; weather; litigation; competition in the oil and natural gas industry; and costs and availability of resources.

C&J cautions that the foregoing list of factors is not exclusive. For additional information regarding known material factors that could cause our actual results to differ from our present expectations and projected results, please see our filings with the Securities and Exchange Commission, including our Current Reports on Form 8-K that we file from time to time, Quarterly Reports on Form 10-Q and Annual Report on Form 10-K. Readers are cautioned not to place undue reliance on any forward-looking statement which speaks only as of the date on which such statement is made. We undertake no obligation to correct, revise or update any forward-looking statement after the date such statement is made, whether as a result of new information, future events or otherwise, except as required by applicable law.